Exhibit 99.3

July 29, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding the Filing of a Shelf Prospectus in Israel

The Company is pleased to report today that is has filed a shelf prospectus in Israel (the “Shelf Prospectus”). The Shelf Prospectus is valid for a period of three years and may be used by the Company to issue equity, debt and convertible securities (individually and collectively, the “Securities”), at the discretion of the Company, subject to the approval of the Tel Aviv Stock Exchange.

The Company has not yet made any decision as to the offering of any Securities, nor as to its scope, terms or timing and there is no certainty that such an offering will be made. A public offering of Securities from the Shelf Prospectus, if made, will be made in Israel.

The Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

The Securities will not be offered in any province or territory of Canada and will not be sold to residents of any province or territory of Canada other than in compliance with Canadian securities laws.

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.